Exhibit 12.1

Interactive Data Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands)	Predecessor			Successor
	2008	2009	January 1 - July 29, 2010	July 30 - December 31, 2010	Combined 2010
Pre-tax income (loss) from continuing operations	$217,251	$209,568	$40,488	$(124,614)	$(84,126)
Fixed charges:
Interest Expense	—	—	—	78,461	78,461
Rentals, primarily equipment	2,771	2,828	1,629	1,339	2,968

Total fixed charges	2,771	2,828	1,629	79,800	81,429
Pre-tax income (loss) from continuing operations plus fixed charges	$220,022	$212,396	$42,117	$(44,814)	$(2,697)

Ratio of earnings to fixed charges	79.40	75.10	25.85	—	—
Earnings deficiency (1)				$124,614	$84,126

(1)	Reflects the amount of additional earnings required to achieve a ratio of earnings to fixed charges coverage of 1:1 for the period indicated.